



06017285

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : ΓΔ1: 467 /25-9-

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer


SEC MAIL PROCESSING
RECEIVED
SEP 2 8 2006
WASH. D.C. 160 SECTION

Enclosure
- An announcement


ΔΕΗ

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Following press reports regarding the introduction of Special Consumption Tax (SCT) on lignite, which PPC uses as fuel of the generation of electricity, the Company is of the opinion that the para.5 of article 73 of L. 2960/2001 is still in effect.
The said paragraph provides that coal, lignite, turf and other solid hydrocarbons are exempted from SCT.
The company expects that the competent authorities will proceed with clarifying the issue.

Athens, 25-9-2006



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : ΓΓΔΙ : 467 /25-9-(

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
SEP 2 8 2006
WASH., D.C. 160 SECTION

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure
- An announcement



PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Following press reports regarding the introduction of Special Consumption Tax (SCT) on lignite, which PPC uses as fuel of the generation of electricity, the Company is of the opinion that the para.5 of article 73 of L. 2960/2001 is still in effect.
The said paragraph provides that coal, lignite, turf and other solid hydrocarbons are exempted from SCT.
The company expects that the competent authorities will proceed with clarifying the issue.

Athens, 25-9-2006



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : 5|D1 : 464 |21-9.

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
SEP 2 8 2006
WASH. D.C.
160
SECTION

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure
- An announcement



PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Public Power Corporation S.A. following the resolution of its Board of Directors announces the assignment of Mr. Nikolaos Polizos as Head of the Internal Audit Entity.

Athens, 21-9-2006



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : 5|D1 : 464 |21-9-

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
SEP 28 2006
WASH. D.C.
160
SECTION

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An announcement



PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Public Power Corporation S.A. following the resolution of its Board of Directors announces the assignment of Mr. Nikolaos Polizos as Head of the Internal Audit Entity.

Athens, 21-9-2006